

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 28, 2016

Via E-Mail
Mr. Craig A. Rogerson
Chairman, President, and Chief Executive Officer
199 Benson Road
Middlebury, CT 06749

      Re: **Chemtura Corporation**
               Preliminary Merger Proxy Statement on Schedule 14A
               Filed November 4, 2016
               File No. 1-15339

Dear Mr. Rogerson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

               Sincerely,

               /s/ Jay E. Ingram

               Jay E. Ingram
               Legal Branch Chief
               Office of Manufacturing and Construction

cc: Via E-Mail
       John A. Bick, Esq.
       William H. Aaronson, Esq.
       Davis Polk & Wardwell LLP
       450 Lexington Avenue
       New York, NY 10017